Exhibit (a)(5)
N   E   W    S     R   E    L   E   A   S   E
KING PHARMACEUTICALS ANNOUNCES CASH TENDER OFFER FOR
2 3/4% CONVERTIBLE DEBENTURES DUE NOVEMBER 15, 2021
BRISTOL, TENNESSEE, April 28, 2006 — King Pharmaceuticals, Inc. (NYSE: KG) announced today that it has launched a tender offer for its 2 3/4% Convertible Debentures due November 15, 2021 (CUSIP Numbers 495582AG3 (registered) and 495582AF5 (restricted)) (the “Debentures”). King is offering to purchase any and all outstanding Debentures at a purchase price of $996.25 per $1,000 of principal amount of the Debentures, plus accrued and unpaid interest to, but excluding, the date the Debentures are purchased by King, payable in cash. As of April 27, 2006, Debentures in the aggregate principal amount of $180.0 million were outstanding, all held by third parties unaffiliated with King.
The tender offer is being made on the terms and conditions in the Offer to Purchase dated April 28, 2006, and related Letter of Transmittal. The tender offer will expire at 12:01 a.m., New York City time, on May 26, 2006, unless King chooses to extend or terminate the tender offer. Payments of the tender consideration for Debentures validly tendered and not withdrawn prior to the expiration date and accepted for purchase will be made promptly after the expiration date. The tender offer is not subject to any financing condition. King is making the tender offer in order to reduce its indebtedness and interest expense and reduce the potential dilution to earnings per share caused by the conversion feature of the Debentures.
Citigroup Corporate and Investment Banking will act as Dealer Manager for the tender offer. Questions regarding the tender offer may be directed to Citigroup at (877) 531-8365 (toll free). Georgeson Shareholder Communications, Inc. will act as the Information Agent for the tender offer. Holders of the Debentures can obtain more information regarding the tender offer and receive additional copies of documents related to the tender offer by contacting Georgeson Shareholder Communications, Inc., at (800) 866-1394 (toll free) or (212) 440-9800.
Neither King, the Dealer Manager nor the Information Agent is making any recommendation as to whether or not Debentures should be tendered pursuant to the tender offer. Holders should determine whether or not to tender their Debentures pursuant to the tender offer based upon, among other things, their own assessment of the current market value of the Debentures, as well as their liquidity needs and investment objectives.
This news release is merely a notification of the tender offer and is neither an offer to sell nor a solicitation of an offer to buy any securities. The tender offer is being made only through the Offer to Purchase and related materials. Holders of the Debentures should read carefully the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter of Transmittal and other tender offer documents that King will file today with the U.S. Securities and Exchange Commission (the

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“SEC”) and related materials because they contain important information. King intends to mail a copy of the Offer to Purchase to each holder of the Debentures. In addition, holders of Debentures and investors may obtain a free copy of the applicable Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that King will file with the SEC relating to the tender offer for the Debentures at the SEC’s web site at www.sec.gov. These materials contain important information and holders of the Debentures are urged to read them carefully prior to making any decision with respect to the tender offer.
Forward-looking Statements
This news release contains forward-looking statements which reflect management’s current views of future events and operations, including, but not limited to, statements pertaining to King’s plan to pay the tender consideration for Debentures validly tendered and not withdrawn. These forward-looking statements involve certain significant risks and uncertainties, and actual results may differ materially from the forward-looking statements. Some important factors which may cause actual results to differ materially from the forward-looking statements include: dependence on the willingness of the holders of outstanding Debentures to tender such Debentures to King pursuant to the tender offer; and dependence on King’s ability to conduct and consummate the tender offer as expected. Other important factors that may cause actual results to differ materially from the forward-looking statements are discussed in the “Risk Factors” section and other sections of King’s Form 10-K for the year ended December 31, 2005, which is on file with the U.S. Securities and Exchange Commission. King does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.
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Contacts:
James E. Green, Executive Vice President, Corporate Affairs — 423-989-8125
David E. Robinson, Senior Director, Corporate Affairs — 423-989-7045
EXECUTIVE OFFICES
KING PHARMACEUTICALS, INC.
501 FIFTH STREET, BRISTOL, TENNESSEE 37620

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